Alston&Bird LLP
90 Park Avenue
New York, New York 10016

212-210-9400
Fax: 212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mark.mcelreath@alston.com

February 8, 2011

VIA:	UPS and EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

RE:	XTL Biopharmaceuticals Ltd.
Form 20-F filed June 30, 2010
File No. 000-51310

Dear Mr. Riedler:

           At the request and on behalf of our client, XTL Biopharmaceuticals Ltd. (the “Company”), we hereby submit the following responses to the additional comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated January 25, 2011 (the “Additional Comments”), relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (File No. 000-51310) (the “Form 20-F”).  These additional responses have been prepared by the Company with our assistance.

Comment:

Form 20-F

Intellectual Property and Patent
DOS, page 27

1.
We note your response to comment 1.  Please revise your proposed future disclosure under the headings “Issued Patents” and “Pending Patents” to eliminate the second sentence in each section relative to the grant of confidential treatment.  In addition, please expand the discussion to disclose the expiration dates of all of your material patents.

2.
We note the license agreement requires you to make royalty payments on product sales.  Please expand the discussion to indicate the range of such royalty payments within a range of ten percent, e.g. single digits, teens, twenties, etc.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response:

In response to the  Commission’s Additional Comments, the Company proposes to make the following revised disclosure regarding the jurisdictions of patent protection and royalty payments with respect to DOS in its future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Commission. For your convenience, we have revised the disclosure from our previous letter and marked with underline the portions of the disclosure which differ from what the Company included in the Form 20-F. We have also for your convenience marked in bold the additional disclosures from our original letter to the Commission in response to your Additional Comments.

DOS

The lead molecules that are included in the VivoQuest license are covered by two issued patents and four patent applications. The Company has obtained patents that have been issued in Nigeria and the United States. The Company also has patent applications pending in the jurisdictions of Australia, Canada, China, Egypt, Eurasia, Europe, India, Japan, South Africa and the United States.  The patent applications describe both the structure of the compounds and their use for treating HCV infection. The two issued VivoQuest patents will expire in 2023. Additional patent applications, if issued, will expire in 2023, 2024 and 2025. We have also filed additional patent applications that cover the lead compounds discovered since the licensing of the DOS from VivoQuest. These additional patent applications, if issued, will expire in 2026 and 2027.  Based on the provisions of the Patent Term Extension Act, we currently believe that we would qualify for certain patent term extensions.  Pursuant to the VivoQuest license, we will make royalty payments ranging from 2% to 8%, based on net sales of the compounds.

We believe that Presidio will have sufficient time to commercially utilize the inventions from our small molecule development program directed to the treatment and prevention of hepatitis C infection.

The specific identities of the patents are the subject of a confidential treatment request that has been granted.  The Company believes that additional information on patent protection with respect to DOS should not be disclosed in the Form 20-F or Exchange Act filings to be filed in the future as long as the confidential treatment request covering that information remains in effect.  Specific information on intellectual property in the biopharmaceutical industry is one of the most highly guarded secrets to development stage companies and the Company believes it would be at a substantial competitive disadvantage if it were required to disclose any additional information about such patent information.

Comment:

Form 20-F

Material Contracts, page 74

3.
We note your response to comment 2 and reissue the comment in part.  Please expand the discussion concerning the VivoQuest agreement to indicate the extent to which commercial sales have begun and the expiration date of the last to expire licensed patents.  In addition, please expand the discussion concerning the Presidio agreement to state when the royalty obligations cease, i.e., “… the expiration of all of Presidio’s payment obligations.”

Response:

In response to the  Commission’s Additional Comments, the Company proposes to make the following revised disclosures regarding the duration, termination provisions and ranges of royalty payments that may be due or payable under each of the following material agreements:  the License Agreement dated as of August 11, 2005, between VivoQuest, Inc. and XTL Biopharmaceuticals Ltd. (the “VivoQuest License Agreement”) and the Amended and Restated License Agreement dated August 4, 2008, by and between Presidio Pharmaceuticals, Inc. and XTL Biopharmaceuticals Ltd. (the “Presidio License Agreement”) (collectively, the “Agreements”).  The Company will follow this disclosure format in its future filings under the Exchange Act with the Commission.  For your convenience, we have marked with underline and strike through portions of the disclosure which differ from what the Company included in the Form 20-F.  We have also for your convenience marked in bold the additional disclosures from our original letter to the Commission in response to your Additional Comments.

Material Contracts

VivoQuest Inc.

In August 2005, we entered into an asset purchase agreement with VivoQuest, a privately held biotechnology company based in the US, pursuant to which we agreed to purchase from VivoQuest certain assets, including VivoQuest’s laboratory equipment, and to assume VivoQuest’s lease of its laboratory space. In consideration, we paid $450,000 to VivoQuest, which payment was satisfied by the issuance of ordinary shares having a fair market value in the same amount as of the closing date.  The asset purchase was completed in September 2005.  In addition, we entered into a license agreement with VivoQuest pursuant to which we acquired exclusive worldwide, perpetual, irrevocable and non-terminable rights to VivoQuest’s patents, intellectual property and technology.  The license covers a proprietary compound library, including VivoQuest’s lead HCV compounds, that was developed through the use of Diversity Oriented Synthesis, or DOS, technology. The terms of the license agreement include an initial upfront license fee of approximately $941,000 that was paid in our ordinary shares.  The license agreement also provides for additional milestone payments triggered by certain regulatory and sales targets.  The milestone payments amount to an aggregate of $34 million, $25 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at our election.  In addition, the license agreement requires that we make royalty payments in the range of 2% to 8%, depending on net product sales.  ~~The asset purchase agreement and the license agreement with VivoQuest were was completed in September 2005.~~  Commercialization of the DOS program has been out-licensed to Presidio Pharmaceuticals, Inc. (see “Presidio Pharmaceuticals, Inc.” below).

Presidio Pharmaceuticals, Inc.

In March 2008, and as revised August 2008, we signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc., or Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio was granted a license for patent rights and technology relating to the DOS program, and became responsible for all further development and commercialization activities and costs relating to our DOS program.  In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and ~~will~~ are eligible to receive up to an additional aggregate amount of $59 million upon reaching certain development and commercialization milestones.  In addition, we will receive a royalty payment in the range of 1% to 10% on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.  Presidio is responsible for all further development and commercialization activities relating to the DOS program and, to our knowledge based upon the most current reports we have received from Presidio, no commercial sales have begun. The license remains in effect until the expiration of all of Presidio’s payment obligations, including milestone and royalty payments.  Presidio’s royalty obligations continue until a certain number of years from the first commercial sale in such country or until the expiration date of the last to expire of the licensed patents (currently, 2023), whichever is later. Upon expiration of the agreement, on a licensed product-by-product and country-by-country basis, the license granted to Presidio shall convert to a non-exclusive, perpetual, fully paid-up, non-royalty-bearing license.  Presidio may terminate the license agreement at any time upon ninety days written notice to us, after which Presidio must return the licensed intellectual property to us and cease development and commercialization for a period of ten years.

The Company believes that additional information on the milestone payments and royalty rates contained in the VivoQuest License Agreement and the Presidio License Agreement should not be disclosed in the Form 20-F or Exchange Act filings to be filed in the near-future.  Milestone payments and royalty rates in biopharmaceutical licensing agreements are one of the most highly negotiated terms and the Company believes it would be at a substantial competitive disadvantage if it were required to disclose any additional information about such payments and rates at this time.  The Company’s ability to negotiate future license agreements could be negatively impacted because future potential licensors would have knowledge of the range of such milestone payments and royalty rates contained in the Agreements.  In addition, disclosure of such payments and rates could cause current licensors to attempt to renegotiate their agreement with the Company.  The Company has previously been granted confidential treatment on specific milestone payments and royalty rates in the Agreements.

In addition to the competitive issues involved in disclosing more information on the milestone payments and royalty rates under the Agreements, the Company believes that more information is not appropriate at this time because the milestone payments and royalty rates do not constitute material information.  Presidio is responsible for all further development and commercialization activities relating to the DOS program.  The Company only receives news of major developments and breakthroughs as they are discovered by Presidio and, therefore, we are not made aware of applicable milestone and royalty events until they occur.  Accordingly, the Company believes that the uncertainty of the time period before any payments would be received or paid, and the risks inherent in any drug development process, make the amount of any milestone payment or royalty rate presently immaterial.  The Company will continue to monitor the development of the drugs under the Agreements, and the resulting status of milestone or royalty payments, and when more information about the such payments become material, the Company hereby confirms that it will include additional information disclosures in its filings under the Exchange Act.

The Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath
Partner

Cc:	David Grossman
Chief Executive Officer
XTL Biopharmaceuticals Ltd.